

14007476

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,
SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION
15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to

Commission file number 1-5097

JOHNSON CONTROLS AUTOMOTIVE EXPERIENCE PRODUCTION EMPLOYEES SAVINGS AND INVESTMENT 401(K) PLAN
(Title of Plan)

JOHNSON CONTROLS, INC.
5757 North Green Bay Avenue
Milwaukee, Wisconsin 53209

(Name and Address of Principal Executive
Offices of Employer-Issuer)

JOHNSON CONTROLS AUTOMOTIVE EXPERIENCE PRODUCTION EMPLOYEES SAVINGS AND INVESTMENT 401(K) PLAN

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE
YEARS ENDED DECEMBER 31, 2013 AND 2012

JOHNSON CONTROLS AUTOMOTIVE EXPERIENCE PRODUCTION EMPLOYEES SAVINGS AND INVESTMENT 401(K) PLAN FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE YEARS ENDED DECEMBER 31, 2013 AND 2012

Page

Contents

Report of Independent Registered Public Accounting Firm	1
Financial Statements	
Statements of Net Assets Available for Benefits as of December 31, 2013 and 2012	2
Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2013	3
Notes to the Financial Statements	4
Supplemental Schedule	
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2013*	13
Signature	14
Index to Exhibits	15

*Note: Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income and Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the
Johnson Controls Automotive Experience Production Employees Savings and Investment 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Johnson Controls Automotive Experience Production Employees Savings and Investment 401(k) Plan (the "Plan") as of December 31, 2013 and 2012, the related statement of changes in net assets available for benefits for the year ended December 31, 2013, and the related notes to the financial statements. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Johnson Controls Automotive Experience Production Employees Savings and Investment (401k) Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. This supplemental schedule is the responsibility of the Plan's management. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying and other accounting records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Coleman + Williams, Ltd.

Milwaukee, Wisconsin
June 3, 2014

1

JOHNSON CONTROLS AUTOMOTIVE EXPERIENCE PRODUCTION
EMPLOYEES SAVINGS AND INVESTMENT 401(K) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,		
	2013		2012
Assets			
Investments			
Investment in Master Trust	$ 6,281,883	$	4,182,336
Receivables			
Employer contributions	1,170,080		875,553
Participant contributions	18,176		11,147
Notes receivable from participants	454,263		308,379
	1,642,519		1,195,079
Net assets available for benefits	$ 7,924,402	$	5,377,415

JOHNSON CONTROLS AUTOMOTIVE EXPERIENCE PRODUCTION
EMPLOYEES SAVINGS AND INVESTMENT 401(K) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31, 2013
Additions	
Additions to net assets attributed to:	
Investment income:	
Net appreciation in fair value of investments	$ 925,122
Other investment income	43,253
Interest on notes receivable from participants	11,303
	979,678
Contributions:	
Participants	988,982
Employer	1,263,036
	2,252,018
Total additions	3,231,696
Deductions	
Deductions from net assets attributed to:	
Distributions and withdrawals	618,181
Administrative expenses	59,096
Total deductions	677,277
Transfers to other plans, net	(7,432)
Net increase	2,546,987
Net assets available for benefits, beginning of year	5,377,415
Net assets available for benefits, end of year	$ 7,924,402

NOTE 1 - DESCRIPTION OF THE PLAN

The following description of the Johnson Controls Automotive Experience Production Employees Savings and Investment 401 (k) Plan (the "Plan") provides only general information. Participants should refer to the Summary Plan Description provided to all participants for a more complete description of the Plan's provisions.

GENERAL

The Plan, formerly the Johns Creek Savings and Investment Plan, and more recently known as the Johnson Controls Automotive Systems Group Production Employees Savings and Investment 401(k) Plan, is a defined contribution plan adopted effective September 1, 1998 for participation by eligible Automotive Experience production employees at designated facilities. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Plan is administered by the Johnson Controls Employee Benefits Policy Committee appointed by Johnson Controls, Inc. (the "Company").

CONTRIBUTIONS

Participants can designate an amount up to twenty-five percent (25%) of their gross annual compensation as contributions. The Company makes contributions to the Plan on behalf of the participants as determined by their benefit schedule. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans.

Participant contributions are deposited in the investment funds of their choice. Participants may reallocate their account balances among the available investment funds at any time in increments of one percent (1%). However, participants can reallocate deposits out of the Fixed Income Fund no more than once each calendar quarter in order to maximize the rate of return for that fund.

Participants are immediately vested in their contributions plus actual earnings (losses) thereon. A participant's interest in employer contributions plus actual earnings (losses) thereon vest in accordance with vesting requirements specified within each benefit schedule. A participant becomes fully vested on termination of service due to death, disability or retirement.

If employment terminates other than by reason of retirement, death or total and permanent disability and the participant is not reemployed by the Company or its affiliates within 72 months of that date, the participant's interest in the non-vested portion of the employer contributions is forfeited. The Company may apply any forfeited amounts to reduce future employer contributions to the Plan.

PAYMENT OF BENEFITS

On termination of service due to death, disability or retirement, a participant may elect to receive a lump-sum amount equal to the value of the participant's interest in his or her account. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. Benefits are recorded when paid.

PARTICIPANT ACCOUNTS

Participant recordkeeping is performed by Fidelity Investments Institutional Retirement Services Company ("Fidelity").

As of December 31, 2013 and 2012, Plan assets of $1,375,980 and $1,361,063, respectively, have been allocated to the accounts of persons who are no longer active participants of the Plan, but who have not yet received distributions as of that date.

NOTES RECEIVABLE FROM PARTICIPANTS

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or fifty percent (50%) of their account balance, whichever is less. Loans are subject to certain limitations based on the Plan document. Only two loans per participant may be outstanding at any time. Each loan may be for a term up to five years. Regular payroll deductions are required to repay a loan. Each loan's interest rate is fixed at the prime rate at the beginning of the calendar quarter

in which it is issued. Interest rates range between 3.25% and 5.00%. At termination, participants may continue to make monthly loan payments until the balances of any loans are paid off.

The notes receivable from participants are measured at their unpaid principal balances plus accrued but unpaid interest. At the time of borrowing, the assets of the participant are sold proportionally to finance the loan. The loan is collateralized by the participant's assets in the Plan.

Should a participant fail to make a loan payment when due (including retirement or termination), the participant is given a grace period to cure the delinquency through the end of the calendar quarter following the calendar quarter in which the default arose. If the participant fails to cure the delinquency, a deemed distribution occurs in accordance with the provisions of the Plan document. The Plan has not made a provision for uncollectible loans as there are none.

There is no impact on the Johnson Controls, Inc. Savings and Investment Master Trust (the "Master Trust") (see Note 2) if a participant defaults on the loan.

ADMINISTRATIVE EXPENSES

Administrative expenses are paid by the Plan, as allowed by Plan provisions, with all remaining expenses paid by the Company.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The financial statements of the Plan are prepared on the accrual basis of accounting.

Accounting Standards Codification (ASC) No. 946 "Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans," requires disclosure of the fair value, as well as the adjustment to and contract value of, fully benefit-responsive investment contracts held by a defined contribution plan. As the Plan's net assets available for benefits are part of a master trust, this information is provided in the statements of financial position as of December 31, 2013 and 2012 for the Master Trust (see Note 9).

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

SAVINGS AND INVESTMENT MASTER TRUST

All investments and participant loans of the Plan are included under a master trust arrangement, the Master Trust, which is trusteed by Fidelity. All investments of the Master Trust, except the Fixed Income Fund, are stated at market value based on quoted market prices. The Fixed Income Fund, a stable value fund, contains wrap contracts which are stated at contract value. Contract value, as reported to the Plan by Fidelity, represents contributions made under the contract, plus interest at the contract rate, less participant withdrawals and administrative expenses.

The wrap contracts are designed to allow a stable value fund, such as the Fixed Income Fund, to maintain a constant net asset value (NAV) and to protect the fund in extreme circumstances. The wrap issuer agrees to pay the fund the difference between the contract value and the market value of the covered assets once the market value has been totally exhausted. Though relatively unlikely, this could happen if the fund experiences significant redemptions (redemption of most of the fund's shares) during a time when the market value of the fund's covered assets is below their contract value, and market value is ultimately reduced to zero. If that occurs, the wrap issuer agrees to pay the fund an amount sufficient to cover shareholder redemptions and certain other payments (such as fund expenses), provided that all of the terms of the wrap contract have been met. Purchasing wrap contracts is similar to buying insurance, in that the fund pays a relatively small amount to protect against a relatively unlikely event (the redemption of most of the shares of the fund). Fees the fund pays for wrap contracts are a component of the fund's expenses.

5

Wrap contracts accrue interest using a formula called the "crediting rate" which minimizes the difference between the market value and contract value of the covered assets over time. Using the crediting rate formula, an estimated future market value is calculated by compounding the fund's current market value at the fund's current yield to maturity for a period equal to the fund's duration. Crediting rates are reset quarterly. Although the crediting rate may be affected by many factors, including purchases and redemptions by shareholders, the wrap contracts provide a guarantee that the crediting rate will not fall below zero percent (0%). The average yields based on actual earnings were 1.71% and 2.14% for the years ended December 31, 2013 and 2012, respectively. The average yields based on the interest credited to participants were 1.58% and 1.89% for the years ended December 31, 2013 and 2012, respectively.

The fund and the wrap contracts purchased by the fund are designed to pay all participant-initiated transactions at contract value. However, the wrap contracts limit the ability of the fund to transact at contract value upon the occurrence of certain events, which include, but is not limited to, the Plan's failure to qualify under Section 401(a) or Section 401(k) of the Internal Revenue Code (IRC), any substantive modification of the Plan or the administration of the Plan that is not consented to by the wrap issuer, complete or partial termination of the Plan, or any early retirement program, group termination, group layoff, facility closing or similar program. At this time, the occurrence of such an event is not probable.

A wrap issuer may terminate a wrap contract at any time. In the event that the market value of the fund's covered assets is below their contract value at the time of such termination, Fidelity may elect to keep the wrap contract in place until such time as the market value of the fund's covered assets is equal to their contract value. A wrap issuer may also terminate a wrap contract if Fidelity investment management authority over the fund is limited or terminated as well as if all of the terms of the wrap contract fail to be met. In the event that the market value of the fund's covered assets is below their contract value at the time of such termination, the terminating wrap provider would not be required to make a payment to the fund.

Investment income or loss of the Master Trust is allocated among the participants plans daily based on the plans' relative equity interests in each of the Master Trust's investment programs as of the beginning of the applicable day. Interest income and share price appreciation or depreciation are recorded daily by each of the applicable investment programs. Dividend income is recorded either quarterly or semi-annually, depending on the investment program.

The statements of financial position as of December 31, 2013 and 2012 and the statement of operations and changes in participating plans' equity for the year ended December 31, 2013 for the Master Trust are presented in Note 9.

The Plan's assets accounted for less than one percent (1%) of the assets held in the Master Trust at December 31, 2013 and 2012.

At December 31, 2013 and 2012, participant forfeitures of non-vested employer contributions of $50,899 and $6,545, respectively, related to the Plan, were in the Master Trust.

DATE OF MANAGEMENT'S REVIEW

Management has evaluated subsequent events through June 3, 2014, the date which the financial statements were available to be issued.

NOTE 3 - INVESTMENTS

The following presents investments that represent 5% or more of the Plan's net assets available for benefits:

	December 31,	
	2013	2012
Investments at fair value as determined by quoted market price (direct):		
Fidelity Retirement Government Money Market, 338,223 shares	* $	338,223
BlackRock S&P 500 Index Fund, 6,016 and 5,972 shares, respectively	$ 404,609	303,327
BlackRock Lifepath 2020 Fund, 38,988 and 29,400 shares, respectively	498,508	341,037
BlackRock Lifepath 2025 Fund, 36,804 and 25,151 shares, respectively	470,939	286,475
BlackRock Lifepath 2035 Fund, 52,145 and 26,050 shares, respectively	664,827	286,814
Investments at fair value as determined by quoted market price (indirect):		
Johnson Controls Common Stock Fund, 54,224 and 59,594 shares, respectively	807,932	541,115
Investments at contract value:		
Fixed Income Fund, 880,437 and 824,546 units, respectively	880,437	824,546

* Asset was not greater than 5% in the respective year.

During 2013, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Investments at fair value as determined by quoted market price (direct):		
Mutual Funds	$	556,598
Investments at fair value as determined by quoted market price (indirect)		
Common Stock Fund		326,869
Other Separate Accounts		41,655
		368,524
Net increase in fair value	$	925,122

NOTE 4 - FAIR VALUE MEASUREMENTS

ASC 820, "Fair Value Measurement," defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a three-level fair value hierarchy that prioritizes information used in developing assumptions when pricing an asset or liability as follows:

Level 1: Observable inputs such as quoted prices in active markets;

Level 2: Inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and

Level 3: Unobservable inputs where there is little or no market data, which requires the reporting entity to develop its own assumptions.

ASC 820 requires the use of observable market data, when available, in making fair value measurements. When inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement.

The following table sets forth by level, within the fair value hierarchy, the Plan's investment assets at fair value as of December 31, 2013 and 2012:

| | Assets at Fair Value as of December 31, 2013 | | | |
	Level 1	Level 2	Level 3	Total
Mutual Funds	$ 4,446,508	$ —	$ —	$ 4,446,508
Common Stock Fund	807,932	—	—	807,932
Other Separate Accounts	147,006	—	—	147,006
Fixed Income Fund	880,437	—	—	880,437
Total assets at fair value	$ 6,281,883	$ —	$ —	$ 6,281,883

| | Assets at Fair Value as of December 31, 2012 | | | |
	Level 1	Level 2	Level 3	Total
Mutual Funds	$ 2,743,992	$ —	$ —	$ 2,743,992
Common Stock Fund	541,115	—	—	541,115
Other Separate Accounts	72,683	—	—	72,683
Fixed Income Fund	824,546	—	—	824,546
Total assets at fair value	$ 4,182,336	$ —	$ —	$ 4,182,336

Following is a description of the valuation methodologies used for assets measured at fair value:

Mutual Funds: The fair value for Mutual Funds is determined by direct quoted market prices. Mutual funds are open-ended investments that obtained proper registration from the Securities and Exchange Commission. The funds publish daily their net asset value (NAV) after the close of trading on regulated financial exchanges. The NAV represents the current market value of the fund's holdings after deducting the fund's liabilities.

Common Stock Fund: The fair value for the Johnson Controls Common Stock Fund is determined by indirect quoted market prices. The value of the fund is not published, but the investment manager reports daily the underlying holdings. The underlying holdings are direct quoted market prices on liquid and regulated financial exchanges. The fair value of the investments in the Johnson Controls Common Stock Fund reflects a unit value computed daily based on the share price and the value of the fund's short-term investments. At December 31, 2013 and 2012, the Plan held 54,224 units and 59,594 units, respectively, of the Johnson Controls Common Stock Fund at unit values of $14.90 and $9.08, respectively.

Other Separate Accounts: The fair value for Separate Accounts is determined by indirect quoted market prices. These investments are generally held in a commingled trust. The value of trust is not published, but the investment manager reports daily the underlying holdings. The underlying holdings are direct quoted market prices on liquid and regulated financial exchanges.

Fixed Income Fund: The fair value of the Fixed Income Fund is accounted for by the contract value. The underlying investments/holdings are direct quoted market prices on regulated financial exchanges and their value is insured through a contract. Contract value, as reported to the Plan by Fidelity, represents contributions made under the contract, plus interest at the contract rate, less participant withdrawals and administrative expenses. Refer to Note 2 for further information regarding the Fixed Income Fund.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. The fair values of receivables approximate their carrying values.

NOTE 5 - TAX STATUS

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated June 20, 2003, that the Plan is designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would be sustained upon examination by the IRS or Department of Labor. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded as of December 31, 2013 and 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE 6 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE 7 - PARTY-IN-INTEREST TRANSACTIONS

Transactions involving the Johnson Controls Common Stock Fund, notes receivable from participants and the funds administered by Fidelity, trustee of the Plan, are considered party-in-interest transactions. These transactions are not, however, considered prohibited transactions under 29 CFR 408(b) of the ERISA regulations.

NOTE 8 - RISKS AND UNCERTAINTIES

The Plan's investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

JOHNSON CONTROLS AUTOMOTIVE EXPERIENCE PRODUCTION
EMPLOYEES SAVINGS AND INVESTMENT 401(K) PLAN
NOTES TO THE FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2013 AND 2012

NOTE 9 - JOHNSON CONTROLS, INC. SAVINGS AND INVESTMENT MASTER TRUST

The statements of financial position as of December 31, 2013 and 2012 and the statement of operations and changes in participating plans' equity for the year ended December 31, 2013 for the Master Trust are presented below.

JOHNSON CONTROLS, INC.
SAVINGS AND INVESTMENT MASTER TRUST
STATEMENTS OF FINANCIAL POSITION

	December 31,	
	2013	2012
Assets		
Investments at fair value as determined by quoted market price (direct):		
Mutual Funds	$ 2,427,761,024	$ 1,855,006,834
Investments at fair value as determined by quoted market price (indirect):		
Common Stock Fund	982,206,000	751,919,479
Other Separate Accounts	163,360,021	118,416,812
	1,145,566,021	870,336,291
Investments at contract value:		
Fixed Income Fund:		
At fair value	451,330,377	466,855,654
Adjustment from fair value to contract value	(9,278,491)	(15,812,738)
At contract value	442,051,886	451,042,916
Notes receivable from participants	76,907,756	71,041,800
Net assets available for benefits	$ 4,092,286,687	$ 3,247,427,841

JOHNSON CONTROLS, INC.
SAVINGS AND INVESTMENT MASTER TRUST
STATEMENT OF OPERATIONS AND CHANGES IN PARTICIPATING PLANS' EQUITY

	Year Ended December 31, 2013
Additions	
Additions to net assets attributed to:	
Investment gain:	
Mutual Funds	$ 377,364,321
Common Stock Fund	419,594,471
Other Separate Accounts	46,314,573
	843,273,365
Contributions:	
Participants	180,332,921
Employer	105,121,295
	285,454,216
Other investment income	52,387,246
Interest on notes receivable from participants	2,355,773
Total additions	1,183,470,600
Deductions	
Deductions from net assets attributed to:	
Participant withdrawals	333,904,800
Administrative fees	4,715,966
Total deductions	338,620,766
Net increase prior to transfers from other plans	844,849,834
Transfers from other plans, net	9,012
Net increase	844,858,846
Net assets available for benefits, beginning of year	3,247,427,841
Net assets available for benefits, end of year	$ 4,092,286,687

SUPPLEMENTAL SCHEDULE

JOHNSON CONTROLS AUTOMOTIVE EXPERIENCE PRODUCTION EMPLOYEES
SAVINGS AND INVESTMENT 401(K) PLAN
SCHEDULE H, 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
PLAN #123, EIN: 39-0380010
DECEMBER 31, 2013

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
*	Fidelity	Retirement Government Money Market Portfolio	**	$ 316,692
*	Fidelity	Low-Priced Stock Fund	**	51,876
*	Fidelity	Fixed Income Fund	**	880,437
	Metropolitan West	High Yield Bond Fund	**	14,948
	BlackRock	Midcap Equity Index	**	30,456
	BlackRock	S&P 500 Index	**	404,609
	BlackRock	EAFE Equity Index	**	77,577
	BlackRock	U.S. Debt Index	**	27,563
	BlackRock	Lifepath Retirement	**	26,970
	BlackRock	Lifepath 2015	**	69,397
	BlackRock	Lifepath 2020	**	498,508
	BlackRock	Lifepath 2025	**	470,939
	BlackRock	Lifepath 2030	**	383,095
	BlackRock	Lifepath 2035	**	664,827
	BlackRock	Lifepath 2040	**	395,624
	BlackRock	Lifepath 2045	**	284,018
	BlackRock	Lifepath 2050	**	194,575
	BlackRock	Lifepath 2055	**	123,024
	Vanguard	Windsor II Fund	**	23,469
	Templeton	Global Bond Adv.	**	17,006
	Vanguard	Primecap Adm Fund	**	146,120
	JP Morgan	Mid Cap Value Fund	**	107,498
	Invesco	Small Cap Growth	**	14,922
	Dodge & Cox	International Stock	**	53,868
	State Street Global Advisors	Real Estate	**	920
	Thornburg	Small Cap Value Fund	**	40,925
	Thornburg	Mid-Cap Growth Fund	**	106,081
	Thornburg	International Growth	**	48,007
*	Johnson Controls	Common Stock Fund	**	807,932
	Total investments			6,281,883
*	Participant Loans	3.25% - 5.00%		454,263
	Total investments and participant loans			$ 6,736,146

* Represents a party-in-interest

** Cost basis omitted for participant directed investments

13

**JOHNSON CONTROLS AUTOMOTIVE EXPERIENCE PRODUCTION
EMPLOYEES SAVINGS AND INVESTMENT 401(K) PLAN
SIGNATURE**

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Johnson Controls, Inc. Employee Benefit Policy Committee have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

JOHNSON CONTROLS AUTOMOTIVE EXPERIENCE PRODUCTION EMPLOYEES SAVINGS AND INVESTMENT (401K) PLAN

By:
/s/ *R. Bruce McDonald*
R. Bruce McDonald
Executive Vice President and Chief Financial Officer
JOHNSON CONTROLS, INC.

June 3, 2014

**JOHNSON CONTROLS AUTOMOTIVE EXPERIENCE PRODUCTION
EMPLOYEES SAVINGS AND INVESTMENT 401(K) PLAN
INDEX TO EXHIBITS**

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Administrator of the
Johnson Controls Automotive Experience Production Employees Savings and Investment 401(k) Plan:

We consent to incorporation by reference in the Registration Statement No. 333-173326 on Form S-8 of Johnson Controls, Inc. of our report dated June 3, 2014, relating to the statements of net assets available for benefits of Johnson Controls Automotive Experience Production Employees Savings and Investment 401(k) Plan as of December 31, 2013 and 2011, the related statement of changes in net assets available for benefits for the year ended December 31, 2013, and the related supplemental Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2013, which appears in the December 31, 2013 annual report on Form 11-K of Johnson Controls Automotive Experience Production Employees Savings and Investment 401(k) Plan.

Coleman & Williams, Ltd.

Milwaukee, Wisconsin
June 3, 2014